August 7, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust // CMG Managed High Yield Fund

Dear Mr. Grzeskiewicz:

On April 17, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the CMG Managed High Yield Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 478 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust.  You recently provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

FUND SUMMARY: INVESTMENT OBJECTIVE

1.

Please explain in the prospectus what Registrant considers to be a “complete market cycle,” as referenced in the Fund’s investment objective.  You may consider adding a parenthetical to the investment objective which includes such information.

RESPONSE.

The principal investment strategy section has been revised to include the definition of “Complete Market cycle”:  A full cycle of rising and falling interest rates from a bull market to a bear market and back again.

August 7, 2013

Page

FUND SUMMARY: FEE TABLE

2.  Because certain Shareholder Fees are not being charged, the parenthetical information next to Maximum Deferred Sales Charge and Redemption Fees can be deleted.

RESPONSE:  The requested revisions have been made.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES AND RISKS

3.  Define what is meant by “primarily” when stating the Fund will invest primarily in high yield fixed income securities.  Please clarify that, under normal circumstances the Fund will invest at least 80% of its net assets in high yield fixed income securities and clearly define what is meant by “below investment grade”.

RESPONSE:  The requested revisions have been made and the principal investment strategy has been revised:

Under normal circumstances, the Fund invests (long or short) at least 80% of its assets in high yield fixed income securities ("80% investment policy").  The Fund defines fixed income securities to include:  (i) bills, (ii) notes, (iii) debentures, (iv) bonds, (v) mortgage-backed securities ("MBS"), (vi) asset-backed securities ("ABS"), (vii) preferred stocks, (viii) loan participation interests, (ix) any other debt or debt-related securities of any maturities, whether issued by U.S. or non-U.S. governments, agencies or instrumentalities thereof or corporate entities, and having fixed, variable, floating or inverse floating rates, (x) fixed income derivatives including options, financial futures, options on futures and swaps, (xi) other evidences of indebtedness.  High yield fixed income securities are those that are rated below investment grade; i.e, rated lower than Baa3 or lower than BBB- by Moody's Investors Service ("Moody's") or lower than BBB- by Standard and Poor's Rating Group ("S&P") respectively.  The 80% investment policy can be changed without shareholder approval; however, shareholders would be given at least 60 days’ notice prior to such change .

The Fund’s investment adviser (the “Adviser”) adjusts the Fund’s portfolio to obtain maximum total return (income and price appreciation) in up trending high yield bond markets and focuses on capital preservation in down trending price environments , in seeking to achieve the Fund’s objective of generating total returns over a complete market cycle (full periods of rising and falling interest rates from a bull market to bear market and back again.) . The Fund’s Adviser utilizes its proprietary risk management “Asset Allocation Program” in managing the Fund.  In down trending price environments, the Fund can also invest in put and call options as a means to protect (hedge) the portfolio’s high yield bond exposure and/or move its high yield bond exposure temporarily to cash or short-term cash equivalents in an attempt to mitigate market declines as well as lower portfolio volatility.

4.  Stock Market Risk is listed as a Principal Risk of investing in the Fund.  Please clarify in the Summary how the Fund may be invested in or have exposure to the stock market (e.g., directly, through derivatives or Underlying Funds).

RESPONSE:

The risk labeled “stock market risk” has been removed.  However, the following has been incorporated into high yield bond risk and referenced in the Principal Investment Strategy section: :

Because high yield bonds have a historically high correlation to equity markets, in particular to small cap stocks, the Fund may be indirectly exposed to the same risks as the stock market in general.

5.  In the “Principal Investment Risks” sections, please add a discussion of credit risk.

RESPONSE:   Registrant has added “Credit Risk” to the “Principal Investment Risks” sections of both the Summary and Item 9 of the Prospectus.

6.  In the risk disclosure, please state that investing in high yield debt securities is considered highly speculative.

RESPONSE:  Registrant confirms the requested disclosure has been added.

7.  Please confirm whether futures, options and/or swaps are part of the Principal Investment Strategy, and if so be sure to include discussion regarding the use of such derivatives in the Principal Investment Strategy, and corresponding risk disclosure in the Fund Summary.

RESPONSE:  Registrant confirms that options are a part of the Fund’s Principal Investment Strategy.  As discussed in the “Principal Investment Strategies” section, “the Fund may invest in put and call options as a means to protect (hedge) the portfolio’s high yield bond exposure and/or move its high yield bond exposure temporarily to cash or short-term cash equivalents in an attempt to mitigate market declines as well as lower portfolio volatility.”

Registrant further confirms that neither futures nor swaps are a part of the Fund’s Principal Investment Strategy and unnecessary references to these types of derivatives have been deleted from the Principal Investment Strategies and Risks sections.

8.  Please clarify whether the Fund will invest in inverse and/or leveraged ETFs as part of its Principal Investment Strategy.  If yes, please include a discussion in the Principal Investment Strategy sections of the Prospectus and expand the risk disclosure related to ETF Leverage Risk to highlight the fact the leveraged ETFs seek a certain multiple on a daily basis only and over time may not perform consistently with its target index.  If not, the corresponding risk disclosures can be removed from the Prospectus.

RESPONSE:  The Fund will not invest in inverse and/or leveraged ETFs as part of its Principal Investment Strategy.  Registrant has removed the corresponding risk disclosures from the Prospectus.

9.

Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

RESPONSE:  Registrant has reviewed the prospectus and modified its derivatives-related strategy and risk disclosures, as discussed above.  Registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

STATEMENT OF ADDITIONAL INFORMATION

10.  Please confirm that there is no disclosure in the SAI which is material to an investor's investment decision or which should be discussed in prospectus.  Please delete any boiler plate disclosure which is not relevant to this Fund.

RESPONSE:  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosure in the SAI is appropriate.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers

Css Cassandra.Borchers@ThompsonHine.com Tel: 513-352-6632 Fax: 513-241-4771